

May 1, 2015

<u>Via E-mail</u>
Robert B. McIntosh
General Counsel
Rome-Milan Holdings, Inc.
504 Thrasher Street
Norcross, GA 30071

> **Re: Rome-Milan Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 20, 2015**
> **File No. 333-202643**

Dear Mr. McIntosh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2015 letter.

<u>Amendment No. 1 to Registration Statement on Form S-4 Filed April 20, 2015</u>

<u>General</u>

1.   We partially reissue prior comment 1. Unlike the Entergy Corporation (November 13, 1992) no-action letter to which you cite, your response does not specify the possible time that could elapse from the date of the shareholder meeting to the election deadline. Please provide us with a good faith estimate of the maximum time period that could elapse before all required approvals are obtained. Further, we note your conclusion that it would be unnecessary to re-disseminate the joint proxy statement/prospectus at a point in time after the special meeting but before the election deadline. This conclusion is

inconsistent with the no-action letters to which you cite. Additionally, should you mail election forms after the shareholder meeting date, please confirm that such forms would be mailed with an accompanying joint proxy statement/prospectus. Please confirm your understanding and your intentions with respect to re-dissemination of the joint proxy statement/prospectus in the circumstances referenced above. We may have further comment.

Comparison of Rights of Holdings Stockholders, RockTenn Stockholders, and MWV Stockholders, page 184

2.   We note your response to prior comment 5 and your analysis regarding the provisions in RockTenn's governing documents that relate to RockTenn shareholders' rights to call a special meeting and to amend certain bylaws by majority vote. These provisions appear to substantively affect shareholders' rights and differ from the analogous provisions in Rome-Milan's charter. The analogous provisions in Rome-Milan's charter reflect terms of the transaction that were mutually agreed upon, which are embodied in the terms of the merger agreement, and are changes that could not have been made to the RockTenn charter without shareholder approval. Explain to us further why these provisions do not need to be unbundled pursuant to Rule 14a-4(a)(3) or unbundle the proposals. On this point, you analogize your transaction to a direct merger, but in a direct merger such as you describe, the plan or agreement of merger would provide that the charter of MWV would simply become the charter of Rome-Milan by operation of law, which suggests that there was no explicit agreement as to any specific terms of the Rome-Milan charter. In your case, the parties have established a new holding company to serve as their mutual parent, with a charter that has been specifically created in the first instance by agreement of the parties, even if modeled on the MWV charter.

Closing Comments

        Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director

cc: Mr. Andrew R. Thompson